# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETON PHARMACEUTICALS, INC., CIK 0001710340
CUSIP: 29772L108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 21925 W. Field Parkway,, Suite 235,, Deer Park, Illinois (IL), 60010
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-036042
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 2,440,000; sole dispositive power 0; shared dispositive power 2,440,000; aggregate amount beneficially owned 2,440,000 (8.54% of the class)
  Comment: Based on 28,583,135 shares of Common Stock outstanding as of August 11, 2026, as reported by Eton Pharmaceuticals, Inc. in its Form 10-Q filed on August 13, 2026.
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,420,000; sole dispositive power 0; shared dispositive power 2,420,000; aggregate amount beneficially owned 2,420,000 (8.47% of the class)
- Silverman James: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,440,000; sole dispositive power 0; shared dispositive power 2,440,000; aggregate amount beneficially owned 2,440,000 (8.54% of the class)

## Item 1. Issuer
Name of issuer: ETON PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 21925 W. Field Parkway, Suite 235, Deer Park, Illinois 60010

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund"), and (iii) James Silverman (collectively, the "Reporting Persons"). The Fund directly holds 2,420,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Eton Pharmaceuticals, Inc. (the "Issuer"), and a separately managed account advised by the Adviser (the "Managed Account") directly holds 20,000 shares of Common Stock. The Adviser, as investment adviser to the Fund and the Managed Account, and Mr. Silverman, as the controlling person of the Adviser, may be deemed to beneficially own the 2,440,000 shares of Common Stock held in the aggregate by the Fund and the Managed Account. The filing of this statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this statement for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Delaware James Silverman - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,440,000.00

Items 4(a) through 4(c) reflect the beneficial ownership of the Adviser and Mr. Silverman. The Fund beneficially owns 2,420,000 shares of Common Stock (8.47%), with shared voting and dispositive power over all such shares. See Rows 5 through 11 of each cover page.
Percent of class:
8.54%

Based on 28,583,135 shares of Common Stock outstanding as of August 11, 2026, as reported by the Issuer in its Form 10-Q filed on August 13, 2026.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 2,440,000.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 2,440,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund and the Managed Account client are entitled to dividends and sale proceeds from their respective shares. Only the Fund's interest exceeds 5% of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (11/06/2026)
- Opaleye, L.P.: Opaleye GP LLC, its general partner /s/ James Silverman, Member of Opaleye GP LLC, General Partner of Opaleye, L.P. (11/06/2026)
- Silverman James: /s/ James Silverman, Individually (11/06/2026)